ICON Funds
5299 DTC Boulevard, Suite 1200
Greenwood Village, Colorado 80111
ICON Distributors, Inc.
5299 DTC Boulevard, Suite 1200
Greenwood Village, Colorado 80111
December 21, 2007
VIA EDGAR
Patricia Page-Williams
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20529

Re:	ICON Funds
File Nos. 333-14927, 811-07883
Acceleration of Effectiveness of Post-Effective Amendment No. 28
Dear Ms. Williams:
Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, (the “Act”) and your discussions with Donald Salcito, Esq. on December 6, 2007, in my capacities as Vice President, Chief Financial Officer and Treasurer of ICON Funds (the “Trust”) and Executive Vice President and Treasurer of the Trust’s principal underwriter, ICON Distributors, Inc., and being mindful of our obligations under the Act, I respectfully request that the effectiveness of Post-Effective Amendment No. 28 to the Trust’s the Registration Statement on Form N-1A (the “Amendment”) be accelerated to January 28, 2008. As discussed, the Amendment is being filed for the specific purpose of (i) adding Class C, Class I and Class Z to the ICON Asia-Pacific Region Fund and ICON Europe Fund; and (ii) adding Class Q and Class S to the ICON International Equity Fund. Class C, Class I, Class S and Class Z shares have been issued previously for several of the Trust’s other series and disclosure was most recently reviewed by the Staff on November 30, 2006. Class Z shares will include additional disclosure for the institutional investor who, under certain instances, will received a reimbursement in fees from the Adviser if it invests in and maintains a specific investment amount, as may be negotiated from time to time by the Adviser and the institutional investor. Class Q shares will be identical to the existing Class Z shares; however, closed to new investors.
The undersigned is duly authorized to request accelerated effectiveness of Post-Effective Amendment No. 28.
Any questions regarding this request may be directed to Donald Salcito at (303) 328-9207.

Sincerely,
/s/ Rik L. Jonson
Erik L. Jonson
Vice President, Chief Financial Officer and Treasurer ICON Funds Executive Vice President and Treasurer ICON Distributors, Inc.

cc:	Donald Salcito
Charles W. Lutter, Jr., Esq.